Exhibit 99.1

Viomi Technology Co., Ltd Reports Fourth Quarter and Full Year 2018 Unaudited Financial Results

Fourth quarter and full year net revenues increased by 142.6% and 193.3% year-over-year, respectively, both exceeding guidance

Declares special dividend of US$0.10 per ADS or US$0.0333 per ordinary share

GUANGZHOU, China, March 18, 2019 (GLOBE NEWSWIRE) -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial and Operating Highlights

•	Net revenues reached RMB955.7 million (US$139.0 million), an increase of 142.6% from the fourth quarter of 2017.
•	Gross margin was 27.0%, compared to 32.4% for the fourth quarter of 2017.
•	Net income was RMB54.9 million (US$8.0 million), compared to RMB47.0 million for the fourth quarter of 2017.
•	Non-GAAP net income[1] was RMB65.1 million (US$9.5 million), compared to RMB47.5 million for the fourth quarter of 2017.
•

Number of household users reached approximately 1.7 million, compared to approximately 1.4 million as of the end of the third quarter of 2018 and approximately 0.9 million as of the end of the fourth quarter of 2017.

•	Percentage of household users with at least two connected products reached 14.3%, compared to 13.2% as of the end of the third quarter of 2018 and 11.7% as of the end of the fourth quarter of 2017.
•

Number of Viomi offline experience stores reached approximately 1,500, compared to approximately 1,200 as of the end of the third quarter of 2018 and approximately 400 as of the end of the fourth quarter of 2017.

Full Year 2018 Financial and Operating Highlights

•	Net revenues reached RMB2,561.2 million (US$372.5 million), an increase of 193.3% from 2017.

[1]	“Non-GAAP net income” is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	Gross margin was 28.0%, compared to 31.5% for 2017.
•	Net income was RMB65.4 million (US$9.5 million), compared to RMB93.2 million for 2017.
•	Non-GAAP net income was RMB182.0 million (US$26.5 million), compared to RMB99.1 million for 2017.

“We are once again pleased to report strong operational and financial results for the fourth quarter of 2018 that exceeded our expectations, capping off an extraordinary year for Viomi,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi. “Net revenues increased over 140% year-over-year in the fourth quarter and approximately 200% year-over-year for the full year of 2018. In the quarter, we continued to experience robust market demand across our product portfolio, successfully strengthened our channel presence both online and offline and further expanded our household user base.”

“In terms of new product launches, we continued to broaden our existing product lines to further enrich our IoT-enabled smart home product portfolio. In addition, as we recently announced at our product launch event at the Appliance & Electronics World Expo in Shanghai, we have an exciting lineup of new and innovative products, including the “5G Face” 5G-enabled smart refrigerator, together with additional models of our flagship “21Face” series of smart refrigerators, the “AirBot” premium range hood, the “Zero” series of instant-heating water heaters, as well as other IoT and value-added products. In total, we expect to introduce approximately 56 trend-setting new product lines to the market in 2019,” added Mr. Chen.

“Finally, in light of our strong operational and financial performance, we are pleased to declare a special cash dividend of US$0.0333 per ordinary share or US$0.10 per ADS to thank our shareholders for their ongoing support. As we move ahead in 2019, we are confident in our ability to be a leader in China’s rapidly developing IoT @ Home industry, further execute our growth strategy and maximize long-term shareholder value,” concluded Mr. Chen.

“Our strong product sales, in particular sales of our Viomi-branded products, together with continued successful channel expansion, helped us deliver better-than-expected net revenues growth in the fourth quarter of 2018. Gross margin remained at a strong level of 27.0% and non-GAAP net income grew by 37.1% year-over-year for the fourth quarter of 2018,” Mr. Shun Jiang, Chief Financial Officer of Viomi commented. “With regard to channel expansion, the number of Viomi offline experience stores reached approximately 1,500 as of the end of 2018, compared to approximately 1,200 as of the end of the third quarter, with a near-term target of at least 2,000 stores.”

“In addition, during the fourth quarter, we continued to deepen our household penetration with the number of our household users reaching approximately 1.7 million as of the end of 2018. Furthermore, the percentage of our household users possessing at least two of our IoT products increased to 14.3% from 13.2% as of the end of the third quarter,” Mr. Jiang concluded.

Fourth Quarter 2018 Financial Results

Net revenues increased by 142.6% to RMB955.7 million (US$139.0 million) from RMB393.9 million for the fourth quarter of 2017, primarily due to the continued successful rollout and significant increase in sales of Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 149.9% to RMB770.6 million (US$112.1 million) from RMB308.4 million for the fourth quarter of 2017, primarily due to the continued successful rollout of the Company’s smart kitchen products and other smart products.

-	Smart water purification systems. Revenues from smart water purification systems increased by 21.8% to RMB285.7 million (US$41.6 million) from RMB234.7 million for the fourth quarter of 2017.

-	Smart kitchen products. Revenues from smart kitchen products increased by 618.0% to RMB263.1 million (US$38.3 million) from RMB36.6 million for the fourth quarter of 2017.

-	Other smart products. Revenues from other smart products increased by 498.4% to RMB221.8 million (US$32.3 million) from RMB37.1 million for the fourth quarter of 2017.

Consumable products. Revenues from consumable products increased by 12.0% to RMB41.9 million (US$6.1 million) from RMB37.4 million for the fourth quarter of 2017, primarily due to the increased installed base of the Company’s smart water purification systems and resultant demand for the Company’s water purifier filter products.

Value added businesses. Revenues from value-added businesses increased by 197.7% to RMB143.2 million (US$20.8 million) from RMB48.1 million for the fourth quarter of 2017, primarily due to new product introductions together with increased demand for the Company’s value-added products.

Cost of revenues increased by 162.1% to RMB697.4 million (US$101.4 million) from RMB266.1 million for the fourth quarter of 2017. The increase was relatively in line with the rapid growth of net revenues.

Gross profit increased by 102.2% to RMB258.4 million (US$37.6 million) from RMB127.8 million for the fourth quarter of 2017. Gross margin was 27.0%, compared to 32.4% for the fourth quarter of 2017. The decrease was primarily due to the shifts in the Company’s business and product mix.

Total operating expenses increased by 165.0% to RMB198.6 million (US$28.9 million) from RMB74.9 million for the fourth quarter of 2017, primarily due to the rapid growth of the Company’s business as well as an increase in share-based compensation expenses, which totaled RMB10.3 million (US$1.5 million), compared to RMB0.5 million for the fourth quarter of 2017.

Research and development expenses increased by 62.3% to RMB41.8 million (US$6.1 million) from RMB25.8 million for the fourth quarter of 2017, primarily due to an increase in employee-related expenses, including share-based compensation expenses to attract and retain research and development personnel, as well as increases in expenses associated with new product development.

Selling and marketing expenses increased by 222.0% to RMB135.5 million (US$19.7 million) from RMB42.1 million for the fourth quarter of 2017, primarily due to an increase in employee-related expenses, as well as increases in logistics, advertising, marketing and brand promotion expenses in relation to Viomi-branded products.

General and administrative expenses increased by 200.3% to RMB21.3 million (US$3.1 million), compared to RMB7.1 million for the fourth quarter of 2017, primarily due to an increase in employee-related expenses, including share-based compensation expenses, as well as the expansion of administration departments.

Income from operations was RMB60.2 million (US$8.8 million), compared to RMB53.0 million for the fourth quarter of 2017. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB70.5 million (US$10.3 million), compared to RMB53.5 million for the fourth quarter of 2017.

Income before income tax expenses was RMB63.9 million (US$9.3 million), compared to RMB53.7 million for the fourth quarter of 2017.

Income tax expenses were RMB9.0 million (US$1.3 million), compared to RMB6.7 million for the fourth quarter of 2017.

Net income was RMB54.9 million (US$8.0 million), compared to RMB47.0 million for the fourth quarter of 2017.

Non-GAAP net income was RMB65.1 million (US$9.5 million), an increase of 37.1% from RMB47.5 million for the fourth quarter of 2017.

Balance Sheet and Cash Flow

As of December 31, 2018, the Company had cash and cash equivalents of RMB940.3 million (US$136.8 million), restricted cash of RMB29.6 million (US$4.3 million) and

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

short-term investments of RMB169.0 million (US$24.6 million), compared to RMB280.0 million, nil and nil, respectively, as of December 31, 2017. The increase in cash and cash equivalents was primarily due to net proceeds raised in the Company’s initial public offering in September 2018.

For the fourth quarter of 2018, net cash provided by operating activities was RMB184.1 million.

Shares Outstanding

As of December 31, 2018, the Company had a total of 207.8 million common shares, or the equivalent of 69.3 million ADSs, outstanding.

Dividend

The Company today announced that its Board of Directors has approved a special cash dividend of US$0.0333 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on March 28, 2019.

Holders of American Depositary Shares (“ADS”), each representing three ordinary shares of the Company, are accordingly entitled to a cash dividend of US$0.10 per ADS. Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program, expects to pay out dividend to ADS holders on or about April 5, 2019.

Full Year 2018 Financial Results

Net revenues increased by 193.3% to RMB2,561.2 million (US$372.5 million) from RMB873.2 million for 2017, primarily due to the continued successful rollout and significant increase in sales across the Company’s product categories, in particular Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 192.2% to RMB2,081.3 million (US$302.7 million) from RMB712.3 million for 2017, primarily due to the continued strong demand for the Company’s smart water purification systems together with the successful rollout of the Company’s smart kitchen products and other smart products.

-	Smart water purification systems. Revenues from smart water purification systems increased by 63.0% to RMB930.2 million (US$135.3 million) from RMB570.8 million for 2017.

-	Smart kitchen products. Revenues from smart kitchen products increased by 1,370.7% to RMB745.0 million (US$108.4 million) from RMB50.7 million for 2017.

-	Other smart products. Revenues from other smart products increased by 346.9% to RMB406.1 million (US$59.1 million) from RMB90.9 million for 2017.

Consumable products. Revenues from consumable products increased by 62.2% to RMB141.9 million (US$20.6 million) from RMB87.5 million for 2017, primarily due to the increased installed base of the Company’s smart water purification systems and resultant demand for the Company’s water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 360.5% to RMB338.0 million (US$49.2 million) from RMB73.4 million for 2017, primarily due to increased demand for the Company’s value-added products.

Cost of revenues increased by 208.2% to RMB1,843.4 million (US$268.1 million) from RMB598.0 million for 2017, relatively in line with the rapid growth of net revenues.

Gross profit increased by 160.8% to RMB717.8 million (US$104.4 million) from RMB275.2 million for 2017. Gross margin was 28.0%, compared to 31.5% for 2017. The decrease was primarily due to the shifts in the Company’s business and product mix.

Total operating expenses increased by 272.0% to RMB639.3 million (US$93.0 million) from RMB171.9 million for 2017, primarily due to the rapid growth of the Company’s business as well as an increase in share-based compensation expenses, which totaled RMB116.6 million (US$17.0 million), including a one-off share-based compensation of RMB90.2 million (US$13.1 million), compared to RMB5.8 million for 2017.

Research and development expenses increased by 104.5% to RMB124.2 million (US$18.1 million) from RMB60.7 million for 2017, primarily due to an increase in employee-related expenses, including share-based compensation expenses to attract and retain research and development personnel, as well as increases in expenses associated with new product development.

Selling and marketing expenses increased by 298.3% to RMB379.6 million (US$55.2 million) from RMB95.3 million for 2017, primarily due to an increase in employee-related expenses, as well as increases in logistics, advertising, marketing and brand promotion expenses in relation to Viomi-branded products.

General and administrative expenses increased to RMB135.5 million (US$19.7 million), compared to RMB15.8 million for 2017, primarily due to a one-off share-based compensation of RMB90.2 million (US$13.1 million), professional service fees and other expenses related to the Company’s initial public offering of RMB7.5 million (US$1.1 million), as well as increased expenses associated with the expansion of administration departments.

Income from operations was RMB80.3 million (US$11.7 million), compared to RMB105.6 million for 2017. Non-GAAP operating income, excluding the impact of share-based compensation expenses, was RMB196.9 million (US$28.6 million), compared to RMB111.4 million for 2017.

Income before income tax expenses was RMB89.4 million (US$13.0 million), compared to RMB108.0 million for 2017.

Income tax expenses were RMB24.1 million (US$3.5 million), compared to RMB14.7 million for 2017. The effective tax rate in 2018 was significantly impacted by the one-off share-based compensation expense of RMB90.2 million, which was non-deductible for income tax purpose.

Net income was RMB65.4 million (US$9.5 million), compared to RMB93.2 million for 2017.

Non-GAAP net income was RMB182.0 million (US$26.5 million), compared to RMB99.1 million for 2017.

Outlook

For the first quarter of 2019, the Company currently expects:

-	Net revenues to be between RMB660 million and RMB690 million, representing a year-over-year growth of approximately 99.5% to 108.6%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 18, 2019 (8:00 PM Beijing/Hong Kong time on March 18, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International: Hong Kong (toll free):	+1-412-902-4272 800-905-945
Hong Kong:	+852-3018-4992
China (toll free):	400-120-1203
Conference ID:	10129292

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.viomi.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until March 25, 2019:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10129292

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2018 is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between the Company’s audited financial statements and this preliminary unaudited financial information.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.8755 to US$1.00, the effective noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and the global, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail:  ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail:  viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	279,952	940,298	136,761
Restricted cash	—	29,550	4,298
Short-term investments	—	168,993	24,579
Accounts receivable from third parties (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	4,348	111,718	16,249
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	249,548	260,984	37,959
Other receivables from related parties (net of allowance of nil and nil as of December 31, 2017 and 2018, respectively)	57,608	112,320	16,336
Inventories	50,692	231,975	33,739
Prepaid expenses and other current assets	23,283	46,890	6,819
Total current assets	665,431	1,902,728	276,740

Non-current assets
Prepaid expenses and other non-current assets	—	3,636	529
Property, plant and equipment, net	3,086	11,301	1,644
Deferred tax assets	3,048	5,234	761
Intangible assets, net	—	169	25
Total non-current assets	6,134	20,340	2,959
Total assets	671,565	1,923,068	279,699

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts and notes payable	291,643	548,481	79,773
Advances from customers	27,015	86,312	12,554
Amount due to related parties	35,953	5,763	838
Accrued expenses and other liabilities	61,424	200,930	29,225
Share-based compensation liabilities	4,738	—	—
Income tax payables	11,612	10,199	1,483
Total current liabilities	432,385	851,685	123,873
Non-current liabilities
Accrued expenses and other liabilities	460	518	75
Total liabilities	432,845	852,203	123,948

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Mezzanine equity
Class B redeemable convertible ordinary shares (“Class B Ordinary Shares”) (US$0.00001 par value; 1,352,727,280 shares authorized, 135,272,728 shares issued and 84,545,455 shares outstanding as of December 31, 2017 and none authorized, issued and outstanding as of December 31, 2018)	256,883	—	—
Series A redeemable convertible preferred shares (“Series A Preferred Shares”) (US$0.00001 par value; 181,818,180 shares authorized and 18,181,818 shares issued and outstanding as of December 31, 2017 and none authorized, issued and outstanding as of December 31, 2018)	151,045	—	—

Total mezzanine equity	407,928	—	—

Shareholders’ (deficit) equity
Class A ordinary shares (US$0.00001 par value; 3,465,454,540 and nil shares authorized as of December 31, 2017 and 2018, respectively; 33,818,182 and nil shares issued as of December 31, 2017 and 2018, respectively; 25,363,636 and none outstanding as of December 31, 2017 and 2018, respectively)	2	—	—
Post-IPO Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; nil and 90,200,000 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	5	1
Post-IPO Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; nil and 117,600,000 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	—	7	1
Additional paid-in capital	9,679	1,193,174	173,540
Accumulated deficit	(160,885)	(95,527)	(13,894)
Accumulated other comprehensive loss	(18,004)	(29,786)	(4,332)

Total Viomi Technology Co., Ltd (the “Company”)’s shareholders’ (deficit) equity	(169,208)	1,067,873	155,316

Non-controlling interests	—	2,992	435

Total shareholders’ (deficit) equity	(169,208)	1,070,865	155,751

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	671,565	1,923,068	279,699

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	316,132	416,589	60,590	739,464	1,311,852	190,801
Third parties	77,795	539,147	78,416	133,755	1,249,377	181,714
Total net revenues	393,927	955,736	139,006	873,219	2,561,229	372,515
Cost of revenues：
Purchase from a related party	(1,037)	(6,706)	(975)	(1,296)	(14,733)	(2,143)
Purchase from third parties	(265,074)	(690,646)	(100,450)	(596,740)	(1,828,699)	(265,973)
Total cost of revenues	(266,111)	(697,352)	(101,425)	(598,036)	(1,843,432)	(268,116)
Gross profit	127,816	258,384	37,581	275,183	717,797	104,399
Operating expenses(1)
Research and development expenses	(25,764)	(41,812)	(6,081)	(60,749)	(124,230)	(18,069)
Selling and marketing expenses (including RMB1,964, RMB13,040, RMB3,327 and RMB24,598 with related parties for the three months ended December 31, 2017 and 2018 and for the twelve months ended December 31, 2017 and 2018, respectively)	(42,088)	(135,525)	(19,711)	(95,296)	(379,554)	(55,204)
General and administrative expenses	(7,087)	(21,283)	(3,095)	(15,818)	(135,532)	(19,712)
Total operating expenses	(74,939)	(198,620)	(28,887)	(171,863)	(639,316)	(92,985)
Other income	121	476	69	2,236	1,829	266
Income from operations	52,998	60,240	8,763	105,556	80,310	11,680
Interest income and short-term investment income (including net interest expense of RMB317, nil, RMB1,271 and RMB333 with related parties for the three months ended December 31, 2017 and 2018 and for the twelve months ended December 31, 2017 and 2018, respectively)	711	3,403	495	2,402	8,846	1,287
Other non-operating income	—	255	37	—	255	37
Income before income tax expenses	53,709	63,898	9,295	107,958	89,411	13,004
Income tax expenses	(6,710)	(9,004)	(1,310)	(14,718)	(24,061)	(3,500)
Net income	46,999	54,894	7,985	93,240	65,350	9,504
Less: Net loss attributable to the non-controlling interest shareholder	—	(7)	(1)	—	(8)	(1)
Net income attributable to the Company	46,999	54,901	7,986	93,240	65,358	9,505
Accretion of Series A Preferred Shares	(2,227)	—	—	(8,834)	(6,563)	(955)
Cumulative dividend on Series A Preferred Shares	(2,644)	—	—	(10,803)	(7,631)	(1,110)
Cumulative dividend on Class B Ordinary Shares	(215)	—	—	(877)	(620)	(90)
Undistributed earnings allocated to Series A Preferred Shares	(4,069)	—	—	(7,061)	—	—
Undistributed earnings allocated to Class B Ordinary Shares	(30,276)	—	—	(52,533)	—	—
Undistributed earnings allocated to unvested Class A ordinary shares	(1,892)	—	—	(5,099)	—	—
Net income attributable to ordinary shareholders of the Company	5,676	54,901	7,986	8,033	50,544	7,350

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company	46,999	54,901	7,986	93,240	65,358	9,505
Other comprehensive income (loss), net of tax Foreign currency translation adjustment	5,248	(363)	(53)	19,102	(11,782)	(1,714)
Total comprehensive income attributable to the Company	52,247	54,538	7,933	112,342	53,576	7,791
Net income per ADS*
-Basic	0.66	0.78	0.11	1.17	2.10	0.31
-Diluted	0.57	0.75	0.11	0.93	1.92	0.28
Weighted average number of ADS used in calculating net income per ADS
-Basic	8,454,545	69,266,667	69,266,667	6,894,894	23,923,678	23,923,678
-Diluted	10,152,436	72,122,943	72,122,943	8,526,602	26,530,260	26,530,260
Net income per share attributable to ordinary shareholders of the Company
-Basic	0.22	0.26	0.04	0.39	0.70	0.10
-Diluted	0.19	0.25	0.04	0.31	0.64	0.09
Weighted average number of ordinary shares used in calculating net income per share
-Basic	25,363,636	207,800,000	207,800,000	20,684,681	71,771,033	71,771,033
-Diluted	30,457,308	216,368,830	216,368,830	25,579,806	79,590,780	79,590,780

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended			Twelve Months Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	422	1,740	253	3,303	93,718	13,631
Research and development expenses	55	5,381	783	1,903	14,476	2,105
Selling and marketing expenses	31	3,132	456	615	8,417	1,224

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	52,998	60,240	8,763	105,556	80,310	11,680
Share-based compensation expenses	508	10,253	1,492	5,821	116,611	16,960
Non-GAAP operating income	53,506	70,493	10,255	111,377	196,921	28,640
Net income	46,999	54,894	7,985	93,240	65,350	9,504
Share-based compensation expenses	508	10,253	1,492	5,821	116,611	16,960
Non-GAAP net income	47,507	65,147	9,477	99,061	181,961	26,464
Net income attributable to the Company	46,999	54,901	7,986	93,240	65,358	9,505
Share-based compensation expenses	508	10,253	1,492	5,821	116,611	16,960
Non-GAAP net income attributable to the Company	47,507	65,154	9,478	99,061	181,969	26,465
Net income attributable to ordinary shareholders	5,676	54,901	7,986	8,033	50,544	7,350
Share-based compensation expenses	508	10,253	1,492	5,821	116,611	16,960
Non-GAAP net income attributable to ordinary shareholders	6,184	65,154	9,478	13,854	167,155	24,310
Non-GAAP net income per ADS
-Basic	0.72	0.93	0.14	2.01	6.99	1.02
-Diluted	0.60	0.90	0.13	1.62	6.30	0.92
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	8,454,545	69,266,667	69,266,667	6,894,894	23,923,678	23,923,678
-Diluted	10,152,436	72,122,943	72,122,943	8,526,602	26,530,260	26,530,260
Non-GAAP net income per ordinary share
-Basic	0.24	0.31	0.05	0.67	2.33	0.34
-Diluted	0.20	0.30	0.04	0.54	2.10	0.31
Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	25,363,636	207,800,000	207,800,000	20,684,681	71,771,033	71,771,033
-Diluted	30,457,308	216,368,830	216,368,830	25,579,806	79,590,780	79,590,780

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.